                                               Filed Pursuant to Rule 424(b)(2)
                                               Registration No. 333-106272

                                                           Prospectus Supplement
                                             (To Prospectus Dated June 30, 2003)



CITIGROUP GLOBAL MARKETS HOLDINGS INC.

8,800,000 INDEX LEADING STOCKMARKET RETURN SECURITIES (INDEX LASERS(SM))

BASED UPON THE DOW JONES INDUSTRIAL AVERAGE(SM)
DUE MARCH 26, 2008

$10.00 PER INDEX LASERS

-        We will not make any payments on the Index LASERS prior to maturity.

- The maturity payment on the Index LASERS will be based on the value of the Dow Jones Industrial Average during the term of the Index LASERS, and may be greater than, equal to or less than your initial investment.

- If the ending value of the Dow Jones Industrial Average is greater than its starting value, the maturity payment will equal the $10 principal amount per Index LASERS plus 110% of the index's percentage appreciation.

- If the ending value of the Dow Jones Industrial Average is less than its starting value and the value of the Dow Jones Industrial Average decreases by 25% or more from its starting value at any time after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any day), the maturity payment will be less than your initial investment in the Index LASERS.

- In all other circumstances, the maturity payment will equal the $10 principal amount per Index LASERS.

- The Index LASERS have been approved for listing on the American Stock Exchange under the symbol "ILB."

     INVESTING IN THE INDEX LASERS INVOLVES A NUMBER OF RISKS. SEE "RISK FACTORS RELATING TO THE INDEX LASERS" BEGINNING ON PAGE S-8.

     "Dow Jones(R)" and "Dow Jones Industrial Average(SM)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use by Citigroup Global Markets Holdings Inc. The Index LASERS have not been passed on by Dow Jones as to their legality or suitability. The Index LASERS are not issued, endorsed, sold or promoted by Dow Jones and Dow Jones makes no warranties and bears no liability with respect to the Index LASERS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Index LASERS or determined that this prospectus and prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

     The Index LASERS are not deposits or savings accounts but are unsecured debt obligations of Citigroup Global Markets Holdings Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.


                                             Per Index LASERS       Total
PUBLIC OFFERING PRICE                         $10.00                 $88,000,000
UNDERWRITING DISCOUNT                         $0.35                  $3,000,000
PROCEEDS TO CITIGROUP GLOBAL MARKETS          $9.65                  $84,920,000
HOLDINGS INC. (BEFORE EXPENSES)




     The underwriter expects to deliver the Index LASERS to purchasers on or about March 26, 2004.

March 23, 2004                     (CITIGROUP LOGO)

                                     SUMMARY

         This summary includes questions and answers that highlight selected information from the accompanying prospectus and this prospectus supplement to help you understand the Index LASERS based upon the Dow Jones Industrial Average. You should carefully read this entire prospectus supplement and the accompanying prospectus to understand fully the terms of the Index LASERS, certain information regarding how the Dow Jones Industrial Average is calculated and maintained, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the Index LASERS. You should, in particular, carefully review the section entitled "Risk Factors Relating to the Index LASERS", which highlights a number of risks, to determine whether an investment in the Index LASERS is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this prospectus supplement and the accompanying prospectus.

SELECTED PURCHASE CONSIDERATIONS

- ENHANCED APPRECIATION - If the ending value of the Dow Jones Industrial Average exceeds its starting value, your participation in the index's appreciation will be increased by the upside participation rate of 110%.

- THE DOW JONES INDUSTRIAL AVERAGE - The return on Index LASERS is based upon the performance of the Dow Jones Industrial Average, which is designed to provide an indication of the composite price performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry.

- LIMITED PROTECTION AGAINST LOSS - If the value of the Dow Jones Industrial Average does not decrease by 25% or more from its starting value at any time after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any day), then at maturity you will receive the principal amount of your investment even if the value of the Dow Jones Industrial Average is below its starting value.

- LOW MINIMUM INVESTMENT - Minimum investments start as low as $10 per Index LASERS.

- EXCHANGE LISTING - Although the Index LASERS are expected to be "buy and hold" investments, they have been approved for listing on a major stock exchange.

SELECTED RISK CONSIDERATIONS

         An investment in the Index LASERS involves significant risks. These risks are explained in more detail in the "Risk Factors Relating to the Index LASERS" section of this prospectus supplement. Some are summarized here.

- YOUR INVESTMENT IN THE INDEX LASERS MAY RESULT IN A LOSS IF THE DOW JONES INDUSTRIAL AVERAGE DECLINES - If the ending value of the Dow Jones Industrial Average is less than the starting value of the Dow Jones Industrial Average and the value of the Dow Jones Industrial Average on any index business day after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day) is less than or equal to 7,547.73 (75% of the starting value of the Dow Jones Industrial Average), your return on the Index LASERS will be less than your initial investment in the Index LASERS. This will be true even if the value of the index exceeded its starting value at one or more times over the term of the Index LASERS.

- YOU MAY NOT BE ABLE TO SELL YOUR INDEX LASERS IF AN ACTIVE TRADING MARKET FOR THE INDEX LASERS DOES NOT DEVELOP - The Index LASERS will be listed on a major exchange, but the secondary market may not be liquid and may not continue for the term of the Index LASERS. Although Citigroup Global Markets Inc. intends to make a market in the Index LASERS, it is not obligated to do so.

- THE PRICE AT WHICH YOU WILL BE ABLE TO SELL YOUR INDEX LASERS PRIOR TO MATURITY MAY BE SUBSTANTIALLY LESS THAN THE AMOUNT YOU ORIGINALLY INVEST - Due to changes in the prices of and the dividend yields on the stocks underlying the Dow Jones Industrial Average, interest rates, the earnings performance of the issuers of the stocks underlying the Dow Jones Industrial Average, other economic conditions and Citigroup Global Markets Holdings' perceived creditworthiness, the Index LASERS may trade at prices below their initial issue price and you could receive substantially less than the amount of your original investment if you sell your Index LASERS prior to maturity.

- YOU WILL NOT RECEIVE ANY PERIODIC PAYMENTS - You will not receive any periodic payments of interest or any other periodic payments on the Index LASERS. In addition, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the Dow Jones Industrial Average.

                           SUMMARY INFORMATION -- Q&A

WHAT ARE THE INDEX LASERS?

     The Index LASERS are a series of unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. The Index LASERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings. The Index LASERS mature on March 26, 2008 and do not provide for earlier redemption by you or by us.

     Each Index LASERS represents a principal amount of $10. You may transfer the Index LASERS only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Index LASERS in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Index LASERS by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section "Description of the Index
LASERS -- Book-Entry System" in this prospectus supplement and the section "Book-Entry Procedures and Settlement" in the accompanying prospectus.

WILL I RECEIVE INTEREST ON THE INDEX LASERS?

     We will not make any periodic payments of interest on the Index LASERS or any other payments on the Index LASERS until maturity.

WHAT WILL I RECEIVE AT MATURITY OF THE INDEX LASERS?

     At maturity, you will receive an amount in cash equal to $10 plus an index return amount, which may be positive, zero or negative. Because the index return amount may be negative, the maturity payment could be less than the $10 principal amount per Index LASERS.

HOW WILL THE INDEX RETURN AMOUNT BE CALCULATED?

     The index return amount will be based on the return of the Dow Jones Industrial Average. The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

                         Ending Value -- Starting Value
                       ---------------------------------
                                 Starting Value

     How the index return amount is calculated will depend on whether the index return is positive, zero or negative:

     - IF THE INDEX RETURN IS POSITIVE, the index return amount will equal the product of:

                 $10 * Upside Participation Rate * Index Return

      The upside participation rate is 110%.

     - IF THE INDEX RETURN IS NEGATIVE and

        - the value of the Dow Jones Industrial Average on any index business day after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day) is less than or equal to 7,547.73 (75% of the starting value of the Dow Jones Industrial Average), then the index return amount will equal the product of:

                                   $10 * Index Return

          In this case, the index return amount will be negative and the maturity payment will be less than $10 per Index LASERS.

        - the value of the index on any index business day after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day) is not less than or equal to 7,547.73 (75% of the starting value of the Dow Jones Industrial Average), then the index return amount will be zero and the maturity payment will be $10 per Index LASERS.

     - IF THE INDEX RETURN IS ZERO (i.e., if there is no change in the value of the Dow Jones Industrial Average over the term of the Index LASERS), then the index return amount will be zero and the maturity payment will be $10 per Index LASERS.

     The starting value equals 10,063.64, the closing value of the Dow Jones Industrial Average on March 23, 2004.

     The ending value will be the closing value of the Dow Jones Industrial Average on the third index business day before the maturity date.

     For more specific information about the "index return amount," the "index return," the determination of an "index business day" and the effect of a market disruption event on the determination of the index return amount and the index return, please see "Description of the Index LASERS -- Index Return Amount" in this prospectus supplement.

IS THERE A POSSIBILITY OF LOSS OF CAPITAL?

     If the ending value of the Dow Jones Industrial Average is less than its starting value and the value of the Dow Jones Industrial Average decreases by 25% or more from its starting value on any index business day after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day), at maturity you will receive less than the original principal amount of the Index LASERS. This will be true even if the value of the index exceeded its starting value at one or more times over the term of the Index LASERS. Even if the ending value of the Dow Jones Industrial Average is greater than its starting value, the total yield on the Index LASERS may be less than that on a conventional fixed-rate, non-callable debt security of Citigroup Global Markets Holdings of comparable maturity. You should refer to "Risk Factors -- The Yield on the Index LASERS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity" in this prospectus supplement.

WHERE CAN I FIND EXAMPLES OF HYPOTHETICAL MATURITY PAYMENTS?

     For a table setting forth hypothetical maturity payments, see "Description of the Index LASERS -- Maturity Payment -- Hypothetical Examples" in this prospectus supplement.

WHO PUBLISHES THE DOW JONES INDUSTRIAL AVERAGE AND WHAT DOES IT MEASURE?

     The Dow Jones Industrial Average is published by Dow Jones & Company, Inc. ("Dow Jones"). The Dow Jones Industrial Average is a price-weighted index, which means an underlying stock's weight in the Dow Jones Industrial Average is based on its price per share rather than the total market capitalization of the issuer. The Dow Jones Industrial Average is designed to provide an indication of the composite price performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The underlying stocks of the Dow Jones Industrial Average are selected by the editors of The Wall Street Journal. The corporations represented in the Dow Jones Industrial Average tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Dow Jones Industrial Average are made entirely by the editors of The Wall Street Journal without consultation with the corporations represented in the Dow Jones Industrial Average, any stock exchange, any official agency or Citigroup Global Markets Holdings. Although changes to the common stocks included in the Dow Jones Industrial Average tend to be made infrequently, the underlying stocks of the Dow Jones Industrial Average may be changed at any time for any reason. The corporations currently represented in the Dow Jones Industrial Average are incorporated in the U.S. and its territories and their stocks are traded on The New York Stock Exchange, Inc.

     The value of the Dow Jones Industrial Average is the sum of the primary exchange prices of each of the 30 common stocks included in the Dow Jones Industrial Average, divided by a divisor that is designed to provide a meaningful continuity in the value of the Dow Jones Industrial Average. Because the Dow Jones Industrial Average is price-weighted, stock splits or changes in the underlying stocks could result in distortions in the Dow Jones Industrial Average value. In order to prevent such distortions related to extrinsic factors, the divisor may be changed in accordance with a mathematical formula that reflects adjusted proportions within the Dow Jones Industrial Average. The current divisor of the Dow Jones Industrial Average is published daily in The Wall Street Journal and other publications. In addition, other statistics based on the Dow Jones Industrial Average may be found in a variety of publicly available sources.

     Please note that an investment in the Index LASERS does not entitle you to any ownership or other interest in the stocks of the companies included in the Dow Jones Industrial Average.

HOW HAS THE DOW JONES INDUSTRIAL AVERAGE PERFORMED HISTORICALLY?

     We have provided a table showing the closing values of the Dow Jones Industrial Average on the last index business day of each month from January 1998 to February 2004, and a graph showing the closing values of the Dow Jones Industrial Average on the last index business day of each December from 1945 through 2003. You can find the table and the graph in the section "Description of the Dow Jones Industrial Average -- Historical Data on the Dow Jones Industrial Average" in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Dow Jones Industrial Average in various economic environments; however, past performance is not necessarily indicative of how the Dow Jones Industrial Average will perform in the future. You should refer to the section "Risk Factors Relating to the Index LASERS -- The Historical Performance of the Dow Jones Industrial Average Is Not an Indication of the Future Performance of the Dow Jones Industrial Average" in this prospectus supplement.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF INVESTING IN THE INDEX LASERS?

     In purchasing an Index LASERS, you agree with Citigroup Global Markets Holdings that you and Citigroup Global Markets Holdings intend to treat an Index LASERS for U.S. federal income tax purposes as a cash-settled variable forward contract on the value of the Dow Jones Industrial Average at maturity. Under such treatment, upon the sale or other taxable disposition of an Index LASERS, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the Index LASERS. In addition, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Global Markets Holdings and the U.S. Holder's tax basis in the Index LASERS at that time. Gain or loss on the sale, redemption or other disposition of the Index LASERS generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERS for more than one year at maturity. Due to the absence of authority as to the proper characterization of the Index LASERS, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the Index LASERS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. You should refer to the section "Certain United States Federal Income Tax Considerations" in this prospectus supplement for more information.

WILL THE INDEX LASERS BE LISTED ON A STOCK EXCHANGE?

     The Index LASERS have been approved for listing on the American Stock Exchange under the symbol "ILB," subject to official notice of issuance. You should be aware that the listing of the Index LASERS on the American Stock Exchange will not necessarily ensure that a liquid trading market will be available for the Index LASERS.

WHAT IS THE ROLE OF CITIGROUP GLOBAL MARKETS HOLDINGS' SUBSIDIARY, CITIGROUP GLOBAL MARKETS INC.?

     Our subsidiary, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the Index LASERS. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the Index LASERS to create a secondary market for holders of the Index LASERS, and may engage in other activities described in the section "Underwriting" in this prospectus supplement. Citigroup Global Markets Inc. will also act as calculation agent for the Index LASERS.

CAN YOU TELL ME MORE ABOUT CITIGROUP GLOBAL MARKETS HOLDINGS?

     Citigroup Global Markets Holdings is a holding company that provides investment banking, securities and commodities trading, brokerage, asset management and other financial services through its subsidiaries.

     Citigroup Global Markets Holdings' ratios of earnings to fixed charges (Citigroup Global Markets Holdings has no outstanding preferred stock) since 1999 are as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                     -------------------------------------
                                                     2003    2002    2001    2000    1999
                                                     -----   -----   -----   -----   -----
Ratio of earnings to fixed charges.................  1.90x   1.44x   1.34x   1.32x   1.46x

DOES ERISA IMPOSE ANY LIMITATIONS ON PURCHASES OF THE INDEX LASERS?

     Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws ("ERISA-Type Plans") will not be permitted to purchase or hold the Index LASERS. Employee benefit plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh Plans, will be permitted to purchase or hold the Index LASERS, provided that each such plan shall by its purchase be deemed to represent and warrant that none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan's decision to purchase, hold or dispose of the Index LASERS.

ARE THERE ANY RISKS ASSOCIATED WITH MY INVESTMENT?

     Yes, the Index LASERS are subject to a number of risks. Please refer to the section "Risk Factors Relating to the Index LASERS" in this prospectus supplement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by us with the Securities and Exchange Commission, or the SEC, pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-15286), are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 2003 and (ii) Current Reports on Form 8-K filed on January 20, 2004, January 29, 2004, January 30, 2004 and March 1, 2004.

     You should refer to "Prospectus Summary -- Where You Can Find More Information" in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC's home page on the world wide web on the internet at http://www.sec.gov.

                   RISK FACTORS RELATING TO THE INDEX LASERS

     Because the terms of the Index LASERS differ from those of conventional debt securities in that the maturity payment will be based on the value of the Dow Jones Industrial Average after the date the Index LASERS are priced for initial sale to the public up to and including the third index business day before the maturity date, an investment in the Index LASERS entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Dow Jones Industrial Average and other events that are difficult to predict and beyond our control.

YOUR INVESTMENT IN THE INDEX LASERS MAY RESULT IN A LOSS IF THE VALUE OF THE DOW JONES INDUSTRIAL AVERAGE DECLINES

     The amount of the maturity payment will depend on the value of the Dow Jones Industrial Average after the date of this prospectus supplement up to and including the third index business day before maturity. As a result, the amount you receive at maturity may be less than the amount you paid for your Index LASERS. If the ending value of the Dow Jones Industrial Average is less than the starting value of the Dow Jones Industrial Average and the value of the Dow Jones Industrial Average on any index business day after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day) is less than or equal to 7,547.73 (75% of the starting value of the Dow Jones Industrial Average), the amount you receive at maturity for each Index LASERS will be less than the $10 you pay for each Index LASERS, in which case your investment in the Index LASERS will result in a loss. This will be true even if the value of the Dow Jones Industrial Average at any point during the term of the Index LASERS exceeds the starting value of the Dow Jones Industrial Average.

THE YIELD ON THE INDEX LASERS MAY BE LOWER THAN THE YIELD ON A STANDARD DEBT SECURITY OF COMPARABLE MATURITY

     The Index LASERS do not pay any interest. As a result, if the ending value of the Dow Jones Industrial Average is less than approximately 11,143.17 (an increase of approximately 10.727% from the starting value of the Dow Jones Industrial Average), the yield on the Index LASERS will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Global Markets Holdings of comparable maturity.

YOU WILL NOT RECEIVE ANY PERIODIC PAYMENTS ON THE INDEX LASERS

     You will not receive any periodic payments of interest or any other periodic payments on the Index LASERS. In addition, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the Dow Jones Industrial Average.

THE HISTORICAL PERFORMANCE OF THE DOW JONES INDUSTRIAL AVERAGE IS NOT AN INDICATION OF THE FUTURE PERFORMANCE OF THE DOW JONES INDUSTRIAL AVERAGE

     The historical performance of the Dow Jones Industrial Average, which is included in this prospectus supplement, should not be taken as an indication of the future performance of the Dow Jones Industrial Average during the term of the Index LASERS. Changes in the value of the Dow Jones Industrial Average will affect the trading price of the Index LASERS, but it is impossible to predict whether the value of the index will fall or rise.

YOUR RETURN ON THE INDEX LASERS WILL NOT REFLECT THE RETURN YOU WOULD REALIZE IF YOU ACTUALLY OWNED THE STOCKS UNDERLYING THE DOW JONES INDUSTRIAL AVERAGE

     Your return on the Index LASERS will not reflect the return you would realize if you actually owned the stocks underlying the Dow Jones Industrial Average because Dow Jones calculates the Dow Jones Industrial Average by reference to the prices of the stocks comprising the Dow Jones Industrial Average without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the Index LASERS may be less than the return you would realize if you actually owned the stocks underlying the Dow Jones Industrial Average even if the ending value of the Dow Jones Industrial Average is greater than its starting value.

THE PRICE AT WHICH YOU WILL BE ABLE TO SELL YOUR INDEX LASERS PRIOR TO MATURITY WILL DEPEND ON A NUMBER OF FACTORS AND MAY BE SUBSTANTIALLY LESS THAN YOU ORIGINALLY INVEST

     We believe that the value of your Index LASERS in the secondary market will be affected by the supply of and demand for the Index LASERS, the value of the Dow Jones Industrial Average and a number of other factors. Some of these factors are interrelated in complex ways; as a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Index LASERS of a change in a specific factor, assuming all other conditions remain constant.

     Value of the Dow Jones Industrial Average. We expect that the market value of the Index LASERS will likely depend substantially on the relationship between the closing value of the Dow Jones Industrial Average on the date of this prospectus supplement and the future value of the Dow Jones Industrial Average. However, changes in the value of the Dow Jones Industrial Average may not always be reflected, in full or in part, in the market value of the Index LASERS. If you choose to sell your Index LASERS when the value of the Dow Jones Industrial Average exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value of the Dow Jones Industrial Average because of expectations that the Dow Jones Industrial Average will continue to fluctuate between that time and the time when the ending value of the Dow Jones Industrial Average is determined. If you choose to sell your Index LASERS when the value of the Dow Jones Industrial Average is below the value of the index on the date of this prospectus supplement, you may receive less than the amount you originally invested.

     Trading prices of the underlying stocks of the Dow Jones Industrial Average will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or of a particular underlying stock. Citigroup Global Markets Holdings' hedging activities in the underlying stocks of the Dow Jones Industrial Average, the issuance of securities similar to the Index LASERS and other trading activities by Citigroup Global Markets Holdings, its affiliates and other market participants can also affect the price of the underlying stocks of the Dow Jones Industrial Average.

     Volatility of the Dow Jones Industrial Average. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the Dow Jones Industrial Average changes during the term of the Index LASERS, the market value of the Index LASERS may decrease.

     Events involving the companies comprising the Dow Jones Industrial Average. General economic conditions and earnings results of the companies whose common stocks comprise the Dow Jones Industrial Average and real or anticipated changes in those conditions or results may affect the market value of the Index LASERS. In addition, if the dividend yields on those stocks increase, the value of the Index LASERS may decrease because the Dow Jones Industrial Average does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, the value of the Index LASERS may increase.

     Interest rates. We expect that the market value of the Index LASERS will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the value of the Index LASERS may increase, and if U.S. interest rates decrease, the value of the Index LASERS may decrease.

     Time Premium or Discount. As a result of a "time premium or discount," the Index LASERS may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Dow Jones Industrial Average the longer the time remaining to maturity. A "time premium or discount" results from expectations concerning the value of the Dow Jones Industrial Average during the period prior to the maturity of the Index LASERS. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the Index LASERS.

     Citigroup Global Markets Holdings' credit ratings, financial condition and results. Actual or anticipated changes in our credit ratings, financial condition or results may affect the value of the Index LASERS.

     We want you to understand that the impact of one of the factors specified above, such as a decrease in interest rates, may offset some or all of any change in the value of the Index LASERS attributable to another factor, such as an increase in the value of the Dow Jones Industrial Average.

     In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the Index LASERS of a given change in most of the factors listed above will be less if it occurs later in the term of the Index LASERS than if it occurs earlier in the term of the Index LASERS.

YOU MAY NOT BE ABLE TO SELL YOUR INDEX LASERS IF AN ACTIVE TRADING MARKET FOR THE INDEX LASERS DOES NOT DEVELOP

     There is currently no secondary market for the Index LASERS. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Index LASERS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Index LASERS. If the secondary market for the Index LASERS is limited, there may be few buyers should you choose to sell your Index LASERS prior to maturity and this may reduce the price you receive.

CITIGROUP GLOBAL MARKETS INC., AN AFFILIATE OF CITIGROUP GLOBAL MARKETS HOLDINGS, IS THE CALCULATION AGENT, WHICH COULD RESULT IN A CONFLICT OF INTEREST

     Citigroup Global Markets Inc., which is acting as the calculation agent for the Index LASERS, is an affiliate of ours. As a result, Citigroup Global Markets Inc.'s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

THE MARKET VALUE OF THE INDEX LASERS MAY BE AFFECTED BY PURCHASES AND SALES OF THE STOCKS UNDERLYING THE DOW JONES INDUSTRIAL AVERAGE OR DERIVATIVE INSTRUMENTS RELATED TO THE INDEX BY AFFILIATES OF CITIGROUP GLOBAL MARKETS HOLDINGS

     Citigroup Global Markets Holdings' affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the Dow Jones Industrial Average or derivative instruments relating to the index for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying stocks of the Dow Jones Industrial Average and therefore the market value of the Index LASERS.

     Citigroup Global Markets Inc. or an affiliate may enter into a swap agreement with one of Citigroup Global Markets Holdings' other affiliates in connection with the sale of the Index LASERS and may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE INDEX LASERS ARE UNCERTAIN

     No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERS or instruments similar to the Index LASERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Index LASERS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under "Certain United States Federal Income Tax Considerations" in this prospectus supplement.

                        DESCRIPTION OF THE INDEX LASERS

     The description in this prospectus supplement of the particular terms of the Index LeAding StockmarkEt Return Securities (Index LASERS(SM)) Based Upon the Dow Jones Industrial Average Due March 26, 2008 supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered securities set forth in the accompanying prospectus.

GENERAL

     The Index LeAding StockmarkEt Return Securities (Index LASERS(SM)) Based Upon the Dow Jones Industrial Average (the "Index LASERS") are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus. The aggregate principal amount of the Index LASERS issued will be $88,000,000 (8,800,000 Index LASERS). The Index LASERS will mature on March 26, 2008, will constitute part of the senior debt of Citigroup Global Markets Holdings and will rank pari passu with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings. The Index LASERS will be issued only in fully registered form and in denominations of $10 per Index LASERS and integral multiples thereof.

     The payment you receive at maturity on the Index LASERS will depend on the value of the Dow Jones Industrial Average after the date of this prospectus supplement up to and including the third index business day before maturity.

     If the ending value of the Dow Jones Industrial Average is greater than its starting value, the payment you receive at maturity will be greater than your investment in the Index LASERS and will be greater than the price return (without taking into account any dividends paid on the stocks underlying the index) on an instrument directly linked to the Dow Jones Industrial Average because of the upside participation rate of 110%.

     If the ending value of the Dow Jones Industrial Average is less than the starting value of the Dow Jones Industrial Average and the value of the Dow Jones Industrial Average on any index business day after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the closing of trading on any index business day) is less than or equal to 7,547.73 (75% of the starting value of the Dow Jones Industrial Average), the payment you receive at maturity will equal the difference between $10 and the product of $10 and the percentage decrease of the index from its starting value, in which case you will receive less than your investment in the Index LASERS.

     If the ending value of the Dow Jones Industrial Average is less than the starting value of the Dow Jones Industrial Average and the value of the Dow Jones Industrial Average on any index business day after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the closing of trading on any index business day) is more than 7,547.73, the payment you receive at maturity will equal your initial investment.

     The trustee under the senior debt indenture will be The Bank of New York under an indenture dated as of October 27, 1993, as amended from time to time. A copy of the senior debt indenture under which The Bank of New York serves as trustee has been filed with the SEC as an exhibit to the Registration Statement of which the accompanying prospectus forms a part and is hereby incorporated by reference as part of the Registration Statement. Section numbers in The Bank of New York senior debt indenture take the form "1.01", "2.01" and so forth, rather than "101", "201" and so forth. Section references in the accompanying prospectus should be read accordingly.

     Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Index LASERS and of the senior debt indenture under which the Index LASERS will be issued.

INTEREST

     We will not make any periodic payments of interest or any other payments on the Index LASERS until maturity. At maturity, in addition to your initial principal, you will receive an index return amount as described below.

REDEMPTION AT THE OPTION OF THE HOLDER; DEFEASANCE

     The Index LASERS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under "Description of Debt
Securities -- Defeasance".

PAYMENT AT MATURITY

     The Index LASERS will mature on March 26, 2008. At maturity, you will receive for each Index LASERS a maturity payment equal to the sum of the initial principal amount of $10 per Index LASERS plus the index return amount, which may be positive, zero or negative.

INDEX RETURN AMOUNT

     The index return amount will be based on the return of the Dow Jones Industrial Average. The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

                         Ending Value -- Starting Value
                    ----------------------------------------
                                 Starting Value

     How the index return amount will be calculated depends on whether the index return is positive, zero or negative:

     - IF THE INDEX RETURN IS POSITIVE, the index return amount will equal the product of:

                 $10 * Upside Participation Rate * Index Return

       The upside participation rate is 110%.

     - IF THE INDEX RETURN IS NEGATIVE and

      - the value of the Dow Jones Industrial Average on any index business day after the date of this prospectus supplement up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day) is less than or equal to 7,547.73 (75% of the starting value of the Dow Jones Industrial Average), then the index return amount will equal the product of:

                               $10 * Index Return

        In this case, the index return amount will be negative and the maturity payment will be less than the $10 principal amount per Index LASERS.

      - the value of the Dow Jones Industrial Average on any index business day after the date the Index LASERS are priced for initial sale to the public up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day) is not less than or equal to 7,547.73, then the index return amount will be zero and the maturity payment will be $10 per Index LASERS.

     - IF THE INDEX RETURN IS ZERO (i.e., if there is no change in the value of the Dow Jones Industrial Average over the term of the Index LASERS), then the index return amount will be zero and the maturity payment will be $10 per Index LASERS.

     The starting value equals 10,063.64, the closing value of the Dow Jones Industrial Average on March 23, 2004.

     The ending value will be the closing value of the Dow Jones Industrial Average on the third index business day before the maturity date.

     If no value (including a closing value) of the Dow Jones Industrial Average is available on any date of determination because of a market disruption event or otherwise, unless deferred by the calculation agent as described below, the value of the Dow Jones Industrial Average will be the arithmetic mean, as determined by the calculation agent, of the value of the Dow Jones Industrial Average obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other subsidiaries or affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Dow Jones Industrial Average by the calculation agent in the event no such value is available may be deferred by the calculation agent for up to two consecutive index business days on which a market disruption event is occurring.

     An index business day means a day, as determined by the calculation agent, on which the Dow Jones Industrial Average or any successor index is calculated and published and on which securities comprising more than 80% of the value of the Dow Jones Industrial Average on such day are capable of being traded on their relevant exchanges during the one-half hour before the determination of the closing value of the Dow Jones Industrial Average. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the Index LASERS, absent manifest error.

     A market disruption event means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Dow Jones Industrial Average or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the Dow Jones Industrial Average or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Dow Jones Industrial Average or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Dow Jones Industrial Average is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Dow Jones Industrial Average will be based on a comparison of the portion of the value of the Dow Jones Industrial Average attributable to that security relative to the overall value of the Dow Jones Industrial Average, in each case immediately before that suspension or limitation.

MATURITY PAYMENT -- HYPOTHETICAL EXAMPLES

     The table below shows hypothetical maturity payments on the Index LASERS for a range of ending values of the Dow Jones Industrial Average. The table assumes that the starting value of the Dow Jones Industrial Average is 10,063.64, that the upside participation rate is 110%, and that, in the case of an ending value of the index that is lower than the starting value, whether holders will receive $10 at maturity or $10 minus the index return amount depends on whether the value of the Dow Jones Industrial Average decreases by 25% or more from its starting value at any time during the term of the Index LASERS. The percentage change of the Dow Jones Industrial Average does not include any dividends paid on the stocks underlying the index.

                                  INDEX VALUE DID NOT DECREASE    INDEX VALUE DECREASED BY 25%
                                       BY 25% AT ANY TIME              OR MORE AT ANY TIME
                PERCENTAGE        -----------------------------   -----------------------------
                 CHANGE OF                          MATURITY                        MATURITY
 ENDING          THE INDEX         RETURN ON      PAYMENT PER      RETURN ON      PAYMENT PER
VALUE OF    FROM STARTING VALUE    THE INDEX         INDEX         THE INDEX         INDEX
THE INDEX     TO ENDING VALUE        LASERS          LASERS          LASERS          LASERS
---------   -------------------   ------------   --------------   ------------   --------------
 5031.84          -50.00%               N/A            N/A          -50.00%           5.00
 5535.02          -45.00%               N/A            N/A          -45.00%           5.50
 6038.20          -40.00%               N/A            N/A          -40.00%           6.00
 6541.38          -35.00%               N/A            N/A          -35.00%           6.50
 7044.56          -30.00%               N/A            N/A          -30.00%           7.00
 7547.74          -25.00%               N/A            N/A          -25.00%           7.50
 8050.92          -20.00%             0.00%          10.00          -20.00%           8.00
 8554.10          -15.00%             0.00%          10.00          -15.00%           8.50
 9057.28          -10.00%             0.00%          10.00          -10.00%           9.00
 9560.46           -5.00%             0.00%          10.00           -5.00%           9.50
10063.64            0.00%             0.00%          10.00            0.00%          10.00
11070.00           10.00%            11.00%          11.10           11.00%          11.10
12076.36           20.00%            22.00%          12.20           22.00%          12.20
13082.72           30.00%            33.00%          13.30           33.00%          13.30
14089.08           40.00%            44.00%          14.40           44.00%          14.40
15095.44           50.00%            55.00%          15.50           55.00%          15.50
16101.80           60.00%            66.00%          16.60           66.00%          16.60
17108.16           70.00%            77.00%          17.70           77.00%          17.70
18114.52           80.00%            88.00%          18.80           88.00%          18.80
19120.88           90.00%            99.00%          19.90           99.00%          19.90
20127.24          100.00%           110.00%          21.00          110.00%          21.00

     The examples are for purposes of illustration only. The actual index return amount will depend on the actual ending value determined by the calculation agent as provided in this prospectus supplement. Historical closing values for the Dow Jones Industrial Average are included in this prospectus supplement under "Description of the Dow Jones Industrial Average -- Historical Data on the Dow Jones Industrial Average."

DISCONTINUANCE OF DOW JONES INDUSTRIAL AVERAGE

     If Dow Jones discontinues publication of the Dow Jones Industrial Average or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Dow Jones Industrial Average, then the value of the index will be determined by reference to the value of that index, which we refer to as a "successor index."

     Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Index LASERS.

     If Dow Jones discontinues publication of the Dow Jones Industrial Average and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the index, the value to be substituted for the Dow Jones Industrial Average for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the Dow Jones Industrial Average prior to any such discontinuance.

     If Dow Jones discontinues publication of the Dow Jones Industrial Average prior to the determination of the index return amount and the calculation agent determines that no successor index is available at that time, then on each index business day until the earlier to occur of (a) the determination of the index return amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the Dow Jones Industrial Average. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation), and arrange for information with respect to those values to be made available by telephone. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones Industrial Average may adversely affect trading in the Index LASERS.

     If a successor index is selected or the calculation agent calculates a value as a substitute for the Dow Jones Industrial Average as described above, the successor index or value will be substituted for the Dow Jones Industrial Average for all purposes, including for purposes of determining whether an index business day or market disruption event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones Industrial Average may adversely affect the value of the Index LASERS.

     All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the Index LASERS, absent manifest error.

ALTERATION OF METHOD OF CALCULATION

     If at any time the method of calculating the Dow Jones Industrial Average or a successor index is changed in any material respect, or if the Dow Jones Industrial Average or a successor index is in any other way modified so that the value of the Dow Jones Industrial Average or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Dow Jones Industrial Average or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Dow Jones Industrial Average or the successor index. Accordingly, if the method of calculating the Dow Jones Industrial Average or the successor index is modified so that the value of the Dow Jones Industrial Average or the successor index is a fraction or a multiple of what it would have been if it had not been modified (e.g., due to a split in the Dow Jones Industrial Average), then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified (e.g., as if the split had not occurred).

EVENTS OF DEFAULT AND ACCELERATION

     In case an Event of Default (as defined in the accompanying prospectus) with respect to any Index LASERS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Index LASERS will be determined by the calculation agent and will equal, for each Index LASERS, the maturity payment, calculated as though the maturity of the Index LASERS were the date of early repayment. See "-- Payment at Maturity" above. If a bankruptcy proceeding is commenced in respect of Citigroup Global Markets Holdings, the claim of the beneficial owner of Index LASERS will be capped at the maturity payment, calculated as though the maturity date of the Index LASERS were the date of the commencement of the proceeding.

     In case of default in payment at maturity of the Index LASERS, the Index LASERS shall bear interest, payable upon demand of the beneficial owners of the Index LASERS in accordance with the terms of the Index LASERS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 3.25% per annum on the unpaid amount due.

BOOK-ENTRY SYSTEM

     Upon issuance, all Index LASERS will be represented by one or more fully registered global securities (the "Global Securities"). Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for Index LASERS in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Index LASERS through the accounts that each of these systems maintains as a participant in DTC.

     A description of DTC's procedures with respect to the Global Securities is set forth in the accompanying prospectus under "Book-Entry Procedures and Settlement". DTC has confirmed to Citigroup Global Markets Holdings, Citigroup Global Markets Inc. and the trustee that it intends to follow such procedures.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Index LASERS will be made by Citigroup Global Markets Inc. in same-day funds. All maturity payments and all interest payments will be paid by Citigroup Global Markets Holdings in same-day funds so long as the Index LASERS are maintained in book-entry form.

CALCULATION AGENT

     The calculation agent for the Index LASERS will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings and the holders of the Index LASERS. Because the calculation agent is an affiliate of Citigroup Global Markets Holdings, potential conflicts of interest may exist between the calculation agent and the holders of the Index LASERS, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Index LASERS. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

                DESCRIPTION OF THE DOW JONES INDUSTRIAL AVERAGE

GENERAL

     Unless otherwise stated, we have derived all information regarding the Dow Jones Industrial Average contained in this prospectus supplement, including its composition, method of calculation and changes in its components, from Dow Jones, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Dow Jones. Dow Jones has no obligation to continue to publish, and may discontinue or suspend publication of, the Dow Jones Industrial Average at any time.

     The Dow Jones Industrial Average is a benchmark of performance for leading companies in the U.S. stock market. The index consists of 30 "blue-chip" U.S. stocks, although this has not always been the case. The index initially consisted of twelve common stocks and was first published in The Wall Street Journal in 1896. The index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the index have been changed on a relatively infrequent basis.

     The Dow Jones Industrial Average is a price-weighted index (i.e., the weight of an underlying stock in the index is based on its price per share rather than the total market capitalization of the issuer of such component stock) comprised of 30 common stocks chosen by the editors of The Wall Street Journal from companies outside of the transportation or utility business that are representative of the broad market of U.S. industry. The corporations represented in the Dow Jones Industrial Average tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the index are made entirely by the editors of The Wall Street Journal without consultation with the corporations represented in the index, any stock exchange, any official agency, or Citigroup Global Markets Holdings. Changes to the common stocks included in the index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but from time to time, changes may be made to achieve what the editors of The Wall Street Journal deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Dow Jones Industrial Average, the editors of The Wall Street Journal look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the index may be changed at any time for any reason. Dow Jones, publisher of The Wall Street Journal, is not affiliated with Citigroup Global Markets Holdings and has not participated in any way in the issuance of the notes.

     The value of the Dow Jones Industrial Average is the sum of the primary exchange prices of each of the 30 common stocks included in the index, divided by a divisor that is designed to provide meaningful continuity in the value of the index. Because the index is price-weighted, stock splits or changes in the component stocks could result in distortions in the index value. In order to prevent such distortions related to extrinsic factors, the divisor is changed in accordance with a mathematical formula that reflects adjusted proportions within the index. The current divisor of the index is published daily in The Wall Street Journal and other publications. In addition, other statistics based on the index may be found in a variety of publicly available sources.

HISTORICAL DATA ON THE DOW JONES INDUSTRIAL AVERAGE

     The following table sets forth the closing value of the Dow Jones Industrial Average at the end of each month in the period from January 1998 through February 2004, as published by The Wall Street Journal. These historical data on the Dow Jones Industrial Average are not necessarily indicative of the future performance of the Dow Jones Industrial Average or what the value of the notes may be. Any historical upward or downward trend in the value of the Dow Jones Industrial Average during any period set forth below is not an indication that the Dow Jones Industrial Average is more or less likely to increase or decrease at any time during the term of the Index LASERS.

                        1998       1999       2000       2001       2002       2003       2004
                       -------   --------   --------   --------   --------   --------   --------
January..............  7906.50    9358.83   10940.53   10887.36    9920.00    8053.81   10488.10
February.............  8545.72    9306.58   10128.31   10495.28   10106.00    7891.08   10583.92
March................  8799.81    9786.16   10921.92    9878.78   10403.94    7992.13
April................  9063.37   10789.04   10733.91   10734.97    9946.22    8480.09
May..................  8899.95   10559.74   10522.33   10911.94    9925.25    8850.26
June.................  8952.02   10970.80   10447.89   10502.40    9243.26    8985.44
July.................  8883.29   10655.15   10521.98   10522.81    8736.59    9233.80
August...............  7539.07   10829.28   11215.10    9949.75    8663.50    9415.82
September............  7842.62   10336.95   10650.92    8847.56    7591.93    9275.06
October..............  8592.10   10729.86   10971.14    9075.14    8397.03    9801.12
November.............  9116.55   10877.81   10414.49    9851.56    8896.09    9782.46
December.............  9181.43   11497.12   10786.85   10021.50    8341.63   10453.92

     The closing value of the Dow Jones Industrial Average on March 23, 2004 was 10063.64.

HISTORICAL YEAR-END CLOSING VALUES

     The following graph illustrates the historical performance of the Dow Jones Industrial Average based on the closing value thereof at the end of each year from 1945 through 2003. Past movements of the index are not necessarily indicative of future index values.

                                    [GRAPH]

LICENSE AGREEMENT

     The Index LASERS are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Index LASERS or any member of the public regarding the advisability of investing in securities generally or in the Index LASERS particularly. Dow Jones' only relationship to Citigroup Global Markets Holdings is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(SM), which is determined, composed and calculated by Dow Jones without regard to Citigroup Global Markets Holdings or the Index LASERS. Dow Jones has no obligation to take the needs of Citigroup Global Markets Holdings or the owners of the Index LASERS into consideration in determining, composing or calculating the Dow Jones Industrial Average(SM). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Index LASERS to be issued or in the determination or calculation of the equation by which the Index LASERS are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Index LASERS.

     DOW JONES(SM) DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL MARKETS HOLDINGS, OWNERS OF THE INDEX LASERS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN, WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND CITIGROUP GLOBAL MARKET HOLDINGS.

     All disclosures contained in this prospectus supplement regarding the Dow Jones Industrial Average, including its make up, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones. None of Citigroup Global Markets Holdings, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the principal U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that is a United States person for U.S. federal income tax purposes (any of the foregoing, a "U.S. person") who is the beneficial owner of an Index LASERS (a "U.S. Holder"). All references to "holders" (including U.S. Holders) are to beneficial owners of the Index LASERS. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

     This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the Index LASERS and who will hold the Index LASERS as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Index LASERS as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERS or instruments similar to the Index LASERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERS are not certain. No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the Index LASERS and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE INDEX LASERS SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE INDEX LASERS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

     In purchasing an Index LASERS, each holder agrees with Citigroup Global Markets Holdings that Citigroup Global Markets Holdings and such holder intend to treat an Index LASERS for U.S. federal income tax purposes as a cash-settled variable forward contract on the value of the Dow Jones Industrial Average at maturity under which an amount equal to the purchase price of the Index LASERS is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder's payment obligation under the forward contract. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Global Markets Holdings during the term of the Index LASERS, but instead will be commingled with Citigroup Global Markets Holdings' other assets and applied in a manner consistent with the "Use of Proceeds and Hedging" in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Index LASERS could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

     Under the characterization of the Index LASERS as cash-settled variable forward contracts, a holder's tax basis in an Index LASERS generally will equal the holder's cost for that Index LASERS. Upon the sale or other taxable disposition of an Index LASERS, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the Index LASERS. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERS for more than one year at the time of disposition.

     Under such characterization, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Global Markets Holdings and the U.S. Holder's tax basis in the Index LASERS at that time. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERS for more than one year at maturity.

     Due to the absence of authority as to the proper characterization of the Index LASERS and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the Index LASERS as cash-settled variable forward contracts and the tax treatment described above. In particular, because a holder will be entitled to a cash amount equal to or greater than the principal amount of such holder's Index LASERS unless (i) the Dow Jones Industrial Average decreases by at least 25% from its starting value at any time after the date of this prospectus supplement up to and including the third index business day before maturity and (ii) the index return is negative, the IRS could seek to analyze the federal income tax consequences of owning Index LASERS under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations"). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a "comparable yield" for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder's tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder's original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

     The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Index LASERS provide economic returns that are indexed to the performance of the Dow Jones Industrial Average, and offer no assurance that a holder's investment will be returned to the holder at maturity. Accordingly, Citigroup Global Markets Holdings believes that it is reasonable to treat the Index LASERS for U.S. federal income tax purposes, not as debt instruments, but as cash-settled variable forward contracts in respect of which holders have deposited a fixed amount of cash with Citigroup Global Markets Holdings. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Index LASERS, then, among other matters, a U.S. Holder would be required to include in income each year an accrual of interest at a comparable yield for a comparable non-contingent Index LASERS issued by Citigroup Global Markets Holdings even though the holder will be entitled to no payments until the maturity of the Index LASERS. In addition, gain realized by a holder on the sale or other taxable disposition of an Index LASERS (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as short- or long-term capital gain (depending on whether the Index LASERS has been held for more than one year).

     Even if the Contingent Payment Regulations do not apply to the Index LASERS, it is possible that the IRS could seek to characterize the Index LASERS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the Index LASERS, it is possible, for example, that an Index LASERS could be treated as including a debt instrument and a forward contract or two or more options.

     It is also possible that future regulations or other IRS guidance would require you to accrue income on the Index LASERS on a current basis. The IRS and U.S. Treasury Department recently issued proposed regulations that require current accrual of income with respect to contingent payments made under certain notional principal contracts. The preamble to the regulations states that the "wait and see" method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Index LASERS.

     Some or all of the net long-term capital gain arising from certain "constructive ownership" transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the Index LASERS. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of "constructive ownership" transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey "substantially all" of the economic return on an underlying asset from the scope of "constructive ownership" transactions. This category may include the Index LASERS. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

NON-UNITED STATES PERSONS

     In the case of a holder of the Index LASERS that is not a U.S. person, any payments made with respect to the Index LASERS will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the Index LASERS by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     A holder of the Index LASERS may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

                                  UNDERWRITING

     The terms and conditions set forth in the terms agreement dated the date hereof, which incorporates by reference the underwriting agreement basic provisions dated December 1, 1997, govern the sale and purchase of the Index LASERS. The terms agreement and the underwriting agreement basic provisions are referred to together as the underwriting agreement. Citigroup Global Markets Inc., as underwriter, has agreed to purchase from Citigroup Global Markets Holdings, and Citigroup Global Markets Holdings has agreed to sell to Citigroup Global Markets Inc., $88,000,000 principal amount of Index LASERS (8,800,000 Index LASERS).

     The underwriting agreement provides that the obligation of Citigroup Global Markets Inc. to purchase the Index LASERS included in this offering is subject to approval of certain legal matters by counsel and to other conditions. Citigroup Global Markets Inc. is obligated to purchase all of the Index LASERS if it purchases any of the Index LASERS.

     Citigroup Global Markets Inc. proposes to offer some of the Index LASERS directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Index LASERS to certain dealers at the public offering price less a concession not to exceed $0.30 per Index LASERS. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed $0.30 per Index LASERS on sales to certain other dealers. After the initial offering of the Index LASERS to the public, Citigroup Global Markets Inc. may change the public offering price and concessions.

     Citigroup Global Markets Holdings has agreed that, for the period beginning on the date of the underwriting agreement and continuing to and including the closing date for the purchase of the Index LASERS, it will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to offer or sell or otherwise dispose of any securities, including any backup undertakings for such securities, of Citigroup Global Markets Holdings, in each case that are substantially similar to the Index LASERS or any security convertible into or exchangeable for the Index LASERS or substantially similar securities. Citigroup Global Markets Inc. may release any of the Index LASERS subject to this lock-up at any time without notice.

     Prior to this offering, there has been no public market for the Index LASERS. Consequently, the initial public offering price for the Index LASERS was determined by negotiations among Citigroup Global Markets Holdings and Citigroup Global Markets Inc. There can be no assurance, however, that the prices at which the Index LASERS will sell in the public market after this offering will not be lower than the price at which they are sold by Citigroup Global Markets Inc. or that an active trading market in the Index LASERS will develop and continue after this offering.

     The Index LASERS have been approved for listing on the American Stock Exchange under the symbol "ILB," subject to official notice of issuance.

     In connection with the offering, Citigroup Global Markets Inc., as the underwriter, may purchase and sell Index LASERS and the underlying stocks of the Dow Jones Industrial Average in the open market. These transactions may include covering transactions and stabilizing transactions. Covering transactions involve purchases of Index LASERS in the open market after the distribution has been completed to cover short positions. Stabilizing transactions consist of bids or purchases of Index LASERS or the underlying stocks of the Dow Jones Industrial Average made for the purpose of preventing a decline in the market price of the Index LASERS or the underlying stocks of the Dow Jones Industrial Average while the offering is in progress.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the Index LASERS. They may also cause the price of the Index LASERS to be higher than the price that otherwise would exist in the open market in the absence of these transactions. Citigroup Global Markets Inc. may conduct these transactions in the over-the-counter market or otherwise. If Citigroup Global Markets Inc. commences any of these transactions, it may discontinue them at any time.

     Citigroup Global Markets Inc. is a subsidiary of Citigroup Global Markets Holdings. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Citigroup Global Markets Inc. may not confirm sales to any discretionary account without the prior specific written approval of a customer.

     We estimate that our total expenses for this offering will be $100,000.

     This prospectus supplement, together with the accompanying prospectus, may also be used by Citigroup Global Markets Holdings' broker-dealer subsidiaries or affiliates in connection with offers and sales of the Index LASERS (subject to obtaining any necessary approval of the American Stock Exchange for any of these offers and sales) in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of these subsidiaries or affiliates may act as principal or agent in these transactions. None of these subsidiaries or affiliates is obligated to make a market in the Index LASERS and any may discontinue any market making at any time without notice, at its sole discretion.

     This prospectus supplement and the accompanying prospectus in electronic format may be made available on the website maintained by the underwriter.

     We have agreed to indemnify Citigroup Global Markets Inc. against certain liabilities under the Securities Act of 1933, or to contribute to payments Citigroup Global Markets Inc. may be required to make because of any of those liabilities.

                                 ERISA MATTERS

     Each purchaser of the Index LASERS or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Index LASERS through and including the date of disposition of such Index LASERS that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) any entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R. 2510.3-101 or otherwise, or (iii) any government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, "ERISA-Type Plans"); and (b) if it is a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan's decision to purchase, hold or dispose of the Index LASERS.

                                 LEGAL MATTERS

     The validity of the Index LASERS and certain matters relating thereto will be passed upon for Citigroup Global Markets Holdings by Bradley J. Gans, Esq. Mr. Gans, Senior Deputy General Counsel to Citigroup Global Markets Holdings, beneficially owns, or has rights to acquire under Citigroup employee benefit plans, an aggregate of less than one percent of the common stock of Citigroup. Certain legal matters will be passed upon for the underwriter by Cleary, Gottlieb, Steen and Hamilton, New York, New York. Cleary, Gottlieb, Steen & Hamilton has also acted as special tax counsel to Citigroup Global Markets Holdings in connection with the Index LASERS. Cleary, Gottlieb, Steen & Hamilton has from time acted as counsel for Citigroup Global Markets Holdings and certain of its affiliates and may do so in the future.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement is accurate as of any date other than the date on the front of the document.

                               TABLE OF CONTENTS

                                                             PAGE
                                                             ----
PROSPECTUS SUPPLEMENT

Summary                                                       S-2
Summary Information -- Q&A                                    S-3
Incorporation of Certain Documents by
  Reference                                                   S-7
Risk Factors Relating to the Index LASERS                     S-8
Description of the Index LASERS                              S-11
Description of the Dow Jones Industrial Average              S-17
Certain United States Federal Income Tax
  Considerations                                             S-19
Underwriting                                                 S-23
ERISA Matters                                                S-24
Legal Matters                                                S-25

PROSPECTUS

Prospectus Summary                                              1
Forward-Looking Statements                                      6
Citigroup Global Markets Holdings Inc.                          7
Use of Proceeds and Hedging                                     8
Ratio of Earnings to Fixed Charges                              9
European Monetary Union                                        10
Description of Debt Securities                                 11
Description of Index Warrants                                  18
Book-Entry Procedures and Settlement                           21
Limitations on Issuances in Bearer Form                        22
Plan of Distribution                                           23
ERISA Matters                                                  26
Legal Matters                                                  26
Experts                                                        26

                            CITIGROUP GLOBAL MARKETS
                                  HOLDINGS INC.

                      8,800,000 INDEX LEADING STOCKMARKET
                       RETURN SECURITIES (INDEX LASERS(SM))

                                   BASED UPON
                            THE DOW JONES INDUSTRIAL
                                  AVERAGE(SM)
                               DUE MARCH 26, 2008
                     ($10 PRINCIPAL AMOUNT PER INDEX LASERS)

                              PROSPECTUS SUPPLEMENT
                                 MARCH 23, 2004
                           (INCLUDING PROSPECTUS DATED
                                 JUNE 30, 2003)



                                (CITIGROUP LOGO)